

File No. 82-35013

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF BANCO DE GUAYAQUIL S.A. HELD ON FEBRUARY ONE, TWO THOUSAND TEN

Considering the foregoing, the Executive President indicates that it is necessary to discuss about a capital increase; and, immediately thereupon, addresses the members of the Board of Directors that in order to comply with the objectives proposed by the Bank, as well as the institutional commitment before mentioned, it is necessary to increase the subscribed capital of the Bank, and to that effect he proposes a capital increase of twenty-one million US dollars (US$ 21.000.000,00), to include a contribution of fresh and immediate money of US$ 2.038.468,00 and the partial capitalization of the special reserve for future capital increases of US$ 18.961.532,00; capital increase carried out by the issuance of twenty one million ordinary and nominative shares of nominal value of one US dollar (US$ 1.00) each, corresponding to series "I", therefore the subscribed capital of the Bank is set in the amount of One hundred and fifty six million US dollars (US$ 156.000.000,00). Payment of said capital increase shall be made as follows:

1. Eighteen million nine hundred and sixty one thousand five hundred and thirty two (18.961.532) millions of new ordinary and nominative shares, nominal value of one US Dollar (US$ 1,00) each, numbered from 135.000.001 to 153.9561.532, inclusive, corresponding to series "I" to be paid by partial capitalization of the balance of the account "Special reserve for future capital increases" in the amount of eighteen million nine hundred and sixty one thousand five hundred and thirty two US dollars (US$18.961.532,00); and
2. The remaining two million thirty eight thousand four hundred and sixty eight new ordinary and nominative shares of nominal value of one US dollar (US$ 1.00) each numbered from 153.961.533 to 156.000.000, inclusive, corresponding to series "I" shall be paid in cash at its nominal value by the present shareholders or third parties in the amount of two million

thirty eight thousand four hundred and sixty eight US dollars (US$ 2.038.468,00)

3. **That in consideration of the payment of new shares to be carried out by partial capitalization of the account "Special Reserve for future capital increases", the present shareholders of the Bank, by virtue of their attribution rights, shall receive those new shares in proportion to their present participation in the corporate capital.**

4. That payment in cash of the remaining two million thirty eight thousand four hundred and sixty eight ordinary and nominative shares shall be made in its totality upon subscription of them.

5. That within thirty days following the publication in the newspaper of the preemptive subscription, the present shareholders shall enjoy the right of first refusal to subscribe the new issued shares, paid in cash, in proportion to their present shares, as per statutory provisions. With regard to this right, the shareholders may choose the transaction provided in Article 181 of the Law of Companies and to that effect they shall request the Bank, in a timely manner, the certificates mentioned in the last paragraph of said legal provision.

6. That if the mentioned period of thirty days has expired without the shareholders subscribing their share in the increase to be paid in cash, the Executive President or who surrogates him, is authorized to offer the other shareholders the remainder of unsubscribed shares, that is, those where the right of first refusal above mentioned was not exercised.

7. That if upon completion of the aforementioned, the totality of the shares subscribed by the present shareholders of the Bank is not fully subscribed, the new shares shall be paid in cash, and may be offered to the public in general.

8. Upon the corresponding deliberations, the members of the Board of Directors unanimously decided to increase the subscribed capital of the Bank in the amount of US$ 21.000.000,00 to be paid in the aforementioned manner. Likewise, any legal representative of this institution is authorized to carry out business and enter into agreements necessary for the completion of this capital increase, specially to request the control entity the approval of this capital increase and the corresponding recording in the Mercantile Registry.

File No. 82-35013

As of December 31st, 2009 - Expressed in Dollars

Income and Loss Statement

Consolidated and Condensed

DESCRIPTION	PARTIAL	TOTAL
FINANCIAL INCOME		244.106.029
Interest and Discount earned	133.590.944	
Commissions earned	41.391.284	
Financial earnings	6.998.299	
Service Income	62.125.502	
FINANCIAL EXPENSES		-63.612.364
Interest Expense	-54.144.978	
Commissions Paid & Accrued	-4.790.625	
Financial Losses	-4.676.762	
GROSS FINANCIAL MARGIN		180.493.664
OTHER OPERATING INCOME AND EXPENSES:		
Other operating income	8.606.092	
OPERATING INCOME		8.606.092
OPERATING EXPENSES		-96.012.098
Operating expenses	-89.456.834	
Other Operating losses	-6.555.264	
OPERATING EARNINGS BEFORE PROVISIONS, AMORTIZATION AND DEPRECIATION		93.087.659
PROVISIONS, DEPRECIATION AND AMORTIZATION		-50.733.659
Provisions	-29.920.861	
Depreciations	-8.059.959	
Amortization	-12.752.839	
NET OPERATING MARGIN		42.354.000
NON OPERATING INCOME AND EXPENSES		8.376.571
Other income	11.411.265	
Other expenses and losses	-3.034.695	
EARNINGS BEFORE TAXES AND CONTRIBUTION		50.730.571
Employees profit sharing		-7.609.586
Income Tax		-6.496.989
EARNINGS AVAILABLE FOR SHAREHOLDERS		36.623.996

As of December 31st, 2009 - Expressed in Dollars

Consolidated and Condensed Balance Sheet

DESCRIPTION	US$
ASSETS	
AVAILABLE FUNDS	**662.246.689**
Cash	47.286.408
Deposits for Reserve	288.291.947
Banks and other Financial Institutions	316.936.706
Immediate receivable papers	9.167.311
Remittances in transit	564.317
INVESTMENTS	**360.579.563**
To negotiate from private sector entities	80.302.651
To negotiate from state or public sector entities	276.561.519
Kept until due from private sector entities	18.538.647
Kept until due from state or public sector entities	13.361.782
(Provision for investments)	-28.185.035
LOAN PORTFOLIO	**1.130.804.566**
Commercial Loan Portfolio to fall due	391.661.596
From 1 to 180 days	183.079.579
From 181 to 360 days	33.909.676
More than 360 days	174.672.340
Consumption Loan Portfolio to fall due	630.709.447
From 1 to 180 days	411.005.574
From 181 to 360 days	45.383.826
More than 360 days	174.320.047
Housing Loan Portfolio to fall due	120.017.399
From 1 to 180 days	7.845.775
From 181 to 360 days	3.791.231
More than 360 days	108.380.394
Commercial Loan Portfolio that not accrues interests	1.308.402
Consumption Loan Portfolio that not accrues interests	16.688.482
Housing Loan Portfolio that not accrues interests	582.437
Due Commercial Loan Portfolio	3.086.092
Due Consumption Loan Portfolio	6.213.776
Due Housing Loan Portfolio	110.791
Due Reestructured Commercial Loan Portfolio	3
Due Reestructured Consumption Loan Portfolio	6
Due Reestructured Housing Loan Portfolio	5.345
(Provision for uncollectible-accounts)	-39.579.209
DEBTORS FOR ACCEPTANCES	**830.000**
ACCOUNTS RECEIVABLE	**67.608.507**
FORECLOSED PROPERTY	**2.736.633**
PROPERTY AND EQUIPMENT	**94.152.344**
OTHER ASSETS	**122.625.949**
TOTAL ASSETS	**2.441.584.251**

As of December 31st, 2009 - Expressed in Dollars

Consolidated and Condensed Balance Sheet

DESCRIPTION	US$
LIABILITIES	
CUSTOMER LIABILITIES	**1.793.716.762**
Sight Deposits	1.140.769.920
Term Deposits	618.155.508
From 1 to 30 days	272.492.800
From 31 to 90 days	238.770.885
From 91 to 180 days	69.205.364
From 181 to 360 days	18.324.724
More than 361 days	19.361.736
Restricted Obligations	34.791.333
INMEDIATE OBLIGATIONS	**3.262.045**
OUTSTANDING ACCEPTANCES	**830.000**
ACCOUNTS PAYABLE	**95.521.026**
FINANCIAL OBLIGATIONS	**292.399.444**
OUTSTANDING SECURITIES	**4.022**
CONVERTIBLE SECURITIES AND EQUITY CONTRIBUTION	**53.000.000**
OTHER LIABILITIES	**966.983**
TOTAL LIABILITIES	**2.239.700.282**
EQUITY	
SHARE CAPITAL	**135.000.000**
RESERVES	**15.457.240**
Legal	13.918.027
Revaluation of equity	1.226.807
Especiales	312.406
CAPITAL SURPLUS	**14.732.489**
NET INCOME	**36.694.241**
Retained Income	70.244
Year's income	36.623.996
TOTAL EQUITY	**201.883.970**
TOTAL LIABILITIES AND EQUITY	**2.441.584.251**
CREDITORS	**585.840.013**
Collateral	20.399.968
Surety & Warrants	42.867.621
Letters of credit	40.999.308
Aproval Credits, non disbursed	481.472.735
Future Oblgations	100.381
TOTAL CONTINGENT ACCOUNTS	**585.840.013**
TOTAL ORDER ACCOUNTS	**4.507.972.360**
EXHIBIT OF ORDER ACCOUNTS	
DEBTORS	**606.585.570**
Assets with penalty	68.624.215
Active Operations with linked enterprises	1
Active Operations with financial group enterprises	20.109.400
Other order accounts	517.851.954
CREDITORS	**3.901.386.790**
Passive Operations with linked enterprises	824.294
Other creditor order accounts	3.900.562.496

BANCO DE GUAYAQUIL S.A.

CAPITAL INCREASE OF US$ 21.000.000,00

BANCO DE GUAYAQUIL S.A. INFORMS SHAREHOLDERS AND PUBLIC IN GENERAL:

1. That the subscribed and paid up capital of Banco de Guayaquil S.A. is one hundred and thirty five million us dollars 00/100 (US$ 135.000.000,00), divided in one hundred and thirty five million ordinary and nominative shares, nominal value of one US dollar (US$ 1.00) each corresponding to the series A, B, C, D, E, F, G y H.

2. That the Legal Representatives of Banco de Guayaquil S.A. are Mr. Guillermo Lasso Mendoza, Executive President; economists Angelo Caputi Oyague and Julio Mackliff Elizalde, Executive Vice Presidents - General Managers; and Mr. Víctor Hugo Alcívar Alava, General Agent.

3. That the Board of Directors of the Bank in the meeting held on February 1, 2010, decided to increase the subscribed capital of the institution in the amount of twenty one million US dollars (US$21.000.000,00) through the issuance of twenty one million ordinary and nominative shares, nominal value of one us dollar (US$ 1.00) each, corresponding to series "I", the subscribed capital of the Bank being set in the amount on one hundred and fifty six million us dollars (US$ 156.000.000,00).

4. That the Board of Directors decided to pay the new issued shares as follow:

   4.1. That 18.961.532 of the new ordinary and nominative shares, of a nominal value of one us dollar (US$ 1,00) each, numbered from 135.000.001 to 153.961.532,

inclusive, corresponding to series "I", be paid by partial capitalization of the balance of the account Special Reserve for future capital increases"; and,

4.2. That the remaining 2.038.468 of the new ordinary and nominative shares, nominal value of one US dollar (US$ 1.00) each, numbered from 153.961.533 to 156.000.000, inclusive, corresponding to series "I", be paid in cash at its nominal value by the present shareholders or third parties.

5. That payment of the new shares to be made by partial capitalization of the account "Special Reserve for future capital increases", the present shareholders of the Bank by virtue of their corresponding attribution rights shall receive those new shares, in proportion to their present participation in the corporate capital.

6. That the Board of Directors decided that payment in cash of the remaining 2.038.468 new shares be carried out in its totality upon subscription of such shares.

7. That within thirty days following the publication of this notice, the present shareholders shall enjoy the right of first refusal to subscribe the new issued shares, paid in cash in proportion to their present shares, as per statutory provisions. With regard to this right, the shareholders may choose the transaction provided in Art. 181 of the Law of Companies and to that effect they shall request the Bank, in a timely manner, the certificates mentioned in the last paragraph of said legal provision.

8. That if the mentioned period of thirty days has expired without the shareholders subscribing their share in the increase to be paid in cash, the Executive President or who surrogates him, is authorized to offer the other shareholders the remainder of unsubscribed shares, that

is, those where the right of first refusal above mentioned was not exercised.

9. That if upon completion of the aforementioned, the totality of the shares subscribed by the present shareholders of the Bank is not fully subscribed, the new shares shall be paid in cash, and may be offered to the public in general.

Guayaquil, February 8, 2010

Danilo Carrera Drouet	Guillermo Lasso Mendoza
President of the Board of Directors	Executive President